Mail Stop 4561

February 17, 2009

Ms. Michele E. LoBianco
Chief Financial Officer, Secretary and Treasurer
First Guaranty Bancshares, Inc.
400 East Thomas Street
Hammond, LA 70401

      Re: First Guaranty Bancshares, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             File No. 000-52748

Dear Ms. LoBianco:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Amit Pande
      Accounting Branch Chief